SUBSIDIARIES



Bear Medical Systems, Inc. (California)

1.  BiCore Monitoring Systems, Inc. (California)

2.  Bear Medical Systems AG - 50 shares outstanding of which Bear owns 47 shares

3.  Bear Medical Systems Foreign Sales Corporation (U.S. Virgin Island)

Hospital Systems, Inc. (California)

Life Support Products, Inc. (California)

B&F Medical Products, Inc. (Delaware)

Allied Healthcare Products Foreign Sales Corporation (Barbados)

Omni-Tech Medical, Inc. (Kansas)